UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                             PERMANENT BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    714197100
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP No. 714197100

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             LaSalle/Kross Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required

        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization

             Delaware

                  7    Sole Voting Power
                            0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             142,900 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                            142,900 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person

             142,900 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes

        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)

             6.7%

   14   Type of Reporting Person

             PN

   CUSIP No. 714197100

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required

        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization

             United States

                  7    Sole Voting Power
                            0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             142,900 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                            142,900 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person

             142,900 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes

        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)

             6.7%

   14   Type of Reporting Person

             IN

   CUSIP No. 714197100

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required

        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization

             United States

                  7    Sole Voting Power
                            0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             142,900 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                            142,900 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person

             142,900 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes

        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)

             6.7%

   14   Type of Reporting Person

             IN

   CUSIP No. 714197100

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Terry G. Johnston

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required

        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
                  United States

                  7    Sole Voting Power
                            0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power

   Person With              0 shares

                  10   Shared Dispositive Power
                            0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person

             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes

        Certain Shares                                    [X]

   13   Percent of Class Represented By Amount in Row (11)
             0%

   14   Type of Reporting Person
             IN

        This Amendment No. 4 to Schedule 13D is filed jointly by LaSalle/Kross Partners, Limited Partnership (the "Partnership"), Richard
   J. Nelson, Peter T. Kross, and Terry G. Johnston (the "Group"), and relates to the common stock, $.01 par value (the "Common Stock"), of Permanent Bancorp, Inc. (the "Issuer"). This Amendment No. 4 amends the
   Schedule 13D initially filed on April 21, 1997, as amended by Amendment No. 1 thereto filed on April 25, 1997, by Amendment No. 2 thereto filed on May 19, 1997, and by Amendment No. 3 thereto filed on June 4, 1997. The amended joint filing agreement of the members of the Group is attached as
   Exhibit 1. The following items in the Schedule 13D are amended to read in their entirety as follows:

   Item 2.   Identity and Background

        (a)-(c) The Partnership is a Delaware limited partnership. The address of the Partnership's principal business and its principal office is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The principal business of the Partnership is that of investing in equity-oriented securities issued by publicly traded companies, with emphasis on investments in banks, thrifts and savings banks.

        The general partners of the Partnership (the "General Partners") are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard
   J. Nelson and his wife, Florence Nelson, and Talman Financial, Inc., a Michigan corporation owned by Peter T. Kross. Talman Financial, Inc. was formerly known as Kross Financial, Inc.; its name was changed effective June 6, 1997. The executive officers and directors of LaSalle Capital Management, Inc., are Mr. Nelson, who serves as President and a director, and his wife Florence Nelson, who serves as Secretary, Treasurer and a director. Mr. Nelson is self-employed as a banking consultant, and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. Mrs. Nelson is a homemaker and is not otherwise employed. Mr. Kross is the sole director and the sole executive officer of Talman Financial, Inc. Mr. Kross is employed as a securities broker and is employed as a Senior Vice President of EVEREN Securities, Inc. Mr. Kross's residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236.

        Terry G. Johnston is a partner in Equity+, an investment and financial services firm. Mr. Johnston's business address is P.O. Box 368, Newburgh, Indiana 47629 and his residence address is 6699 West Lake Road, Newburgh, Indiana 47630.

        (d)-(e) During the past five years, none of the Partnership, the General Partners, Mr. Nelson, Mrs. Nelson, Mr. Kross or Mr. Johnston has been convicted in a criminal proceeding (excluding traffic violations).

        On December 9, 1996, Standard Financial, Inc. filed a civil lawsuit (case No. 96-C-8037) in the United States District Court for the Northern District of Illinois (the "Court") naming as defendants the Partnership, the General Partners, Mr. Kross and Mr. Nelson (collectively, the "defendants"). The lawsuit requested injunctive relief and claimed that the defendants had made a false and misleading Schedule 13D filing with respect to beneficial ownership of Standard Financial, Inc.'s common stock. On February 11, 1997, the Court entered a Memorandum Opinion and Order granting in part and denying in part Standard Financial's request for injunctive relief. On March 19, 1997, the Court modified that order. The Court ordered, among other things, that (1) the defendants amend their
   Schedule 13D with respect to Standard Financial to reflect their "purpose to acquire control over and influence the policies of Standard by electing the Partnership's own nominees to Standard's board of directors"; (2) "Defendants are temporarily enjoined from purchasing or selling any shares, in their individual capacities or on behalf of the Section 13(d) group, but not in a licensed or registered capacity, or otherwise seeking control of Standard until seven days after they have filed [an] amended
   Schedule 13D" in compliance with the Court's order; and (3) "Defendants are temporarily enjoined from violating Section 13(d) and ordered to amend
   Schedule 13D with regard to Standard from time to time as necessary to comply with federal law." Thereafter, the defendants promptly complied with the Court's order and filed an amended Schedule 13D.

        During the past five years, neither Mrs. Nelson nor Mr. Johnston has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Nelson, Mrs. Nelson, Mr. Kross, and Mr. Johnston are citizens of the United States.

   Item 3.   Source and Amount of Funds or Other Consideration

        The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $2,713,832. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin agreement with Bear Stearns is attached hereto as
   Exhibit 2 and incorporated herein by reference.

   Item 4.   Purpose of Transaction

        The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to acquire control over and influence the policies of the Issuer by electing the Partnership's own nominees to the Issuer's board of directors, with the intent of influencing a business combination involving the Issuer.

        The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners of the Partnership believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

             Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

   The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

        By letter dated April 11, 1997 the Group (as it was then constituted) disclosed its holdings as of that date to the management of the Issuer and that it was contemplating the submission of proposed nominees for election at the Issuer's 1997 annual meeting. Prior to making such submission, the Group proposed a meeting with management of the Issuer to discuss management's slate of directors. On April 15, 1997, the Issuer contacted representatives of the Group to discuss the Group's request. In connection with this discussion, the Issuer informed the Group that it would consider the Group's request to include a representative of the Group on management's slate of nominees for the 1997 annual meeting. By letter dated April 15, 1997, the Group proposed Wallace Riley for consideration by the Issuer as a management nominee. Thereafter, by letter received on April 16, 1997, the Issuer informed the Group that it would not nominate Mr. Riley and further informed the Group that Mr. Riley did not satisfy a director qualification requirement that had been adopted by the Issuer's Board of Directors on January 21, 1997. The qualification requirement mandates that "[a] member of the Board of Directors shall, in order to qualify as such, be domiciled in or have his or her primary place of business located in any county, a portion of which is within a fifty mile radius of any office of the [Issuer's] subsidiary bank in the state of Indiana." To the best of the Group's knowledge, this requirement had not previously been disclosed publicly by the Issuer.

        On April 22, 1997, the Partnership delivered to the Issuer a notice of intention to nominate two persons for election as directors of the Issuer at its 1997 annual meeting. Such notice was made in accordance with the time requirements of the By-Laws of the Issuer. The two persons that the Partnership proposed were Wallace D. Riley and Robert C. Lucas. A copy of such notice of intent to nominate directors, which contains biographical and other information required by the By-Laws of the Issuer, is attached hereto as Exhibit 6. The Partnership requested that the Issuer waive the residency qualification requirement for directors, given the timing of the By-Law amendment.

        On April 22, 1997, the Partnership also made demand upon the Issuer to inspect and copy the stock records, including a current stockholder list of names and addresses, of the Issuer, in accordance with applicable provisions of Delaware law. A copy of that letter is attached hereto as
   Exhibit 7.

        By letter dated April 28, 1997, the Issuer responded to the Partnership's notice of intent to nominate directors. The Issuer stated that it would not waive the geographic qualification requirement for directors added to the Issuer's By-Laws in January, 1997. The Issuer stated that the Issuer's Board of Directors had extended the deadline for the nomination of directors by stockholders for the 1997 annual meeting to June 17, 1997. A copy of that letter is attached as Exhibit 8.

        On April 30, 1997, the Issuer filed a Form 8-K with the Securities and Exchange Commission disclosing its By-Law amendment adding the qualification requirement described above. The Form 8-K also disclosed that the Board of Directors of the Issuer had extended the deadline for shareholder nominations to the Board of Directors from April 25, 1997 to June 17, 1997.

        By letter dated May 19, 1997, Ronald G. Hollander was proposed for consideration by the Issuer as a management nominee. A copy of that letter is attached as Exhibit 9. By letter dated May 23, 1997, sent by regular United States mail, the Issuer replied to Mr. Nelson's letter of May 19, 1997. A copy of that letter is attached as Exhibit 10. By letter dated May 28, 1997, Mr. Hollander advised the Group of his withdrawal from consideration as a board nominee of the Group. A copy of that letter is attached as Exhibit 11.

        By letter dated June 4, 1997, Terry G. Johnston was proposed for consideration by the Issuer as a management nominee. A copy of that letter is attached as Exhibit 12. In a telephone conversation on June 9, 1997, between Richard Nelson and Donald Weinzapfel, President of the Issuer, Mr. Weinzapfel informed Mr. Nelson that consideration by the Issuer's Board of Directors of Mr. Johnston as a management nominee would be delayed until the next meeting of the Board of Directors, on June 18, 1997.

        By letter dated June 11, 1997, the Partnership informed the Issuer that it had only partially responded to the Partnership's request to review and copy the Issuer's stockholder list. The Partnership reiterated its demand for certain items. A copy of that letter is attached hereto as
   Exhibit 13.

        On June 13, 1997, the Partnership sent to the Issuer a notice of intention to nominate Terry G. Johnston as a director of the Issuer at its 1997 annual meeting. Such notice was made in accordance with the time requirements of the By-Laws of the Issuer. The letter containing the notice of intent to nominate also withdrew the notice of intent to nominate Wallace D. Riley and Robert C. Lucas, made on April 22, 1997. A copy of such notice of intent to nominate Mr. Johnston, which contains biographical and other information required by the By-Laws of the Issuer, is attached hereto as Exhibit 14.

        The Group's purpose in seeking representation on the Issuer's Board of Directors is primarily to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

        The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

        The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other holders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 5.   Interest in Securities of the Issuer

        (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 142,900 shares of the Common Stock that the Partnership owns, constituting approximately 6.7% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported on the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1996. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

        Mr. Johnston explicitly disclaims beneficial ownership of the shares of the Common Stock beneficially owned by the Partnership, Mr. Nelson, and Mr. Kross. Mr. Johnston does not beneficially own any other shares of the Common Stock.

        (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 142,900 shares are made jointly by the chief executive officers of the General Partners (i.e, Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

        (c) The following transactions are the only purchases of the Common Stock made by the Partnership in the past 60 days, all of which were made in open market purchases on the Nasdaq National Market System:

             Date      Number of Shares         Cost Per Share

             4/15/97         5,000                   $22.00

             5/2/97         16,000                   $23.25

             5/15/97         5,000                  $23.625

             5/16/97           700                   $23.50


   Item 7.   Material to be Filed as Exhibits

        No.       Description
        1         Amended Joint Filing Agreement.
        2         Professional Account Agreement, dated March 6, 1996,
                  between the Partnership and each of the subsidiaries of The
                  Bear Stearns Companies Inc.*
        3         Letter from Richard J. Nelson to Donald P. Weinzapfel,
                  dated April 11, 1997.*
        4         Letter from Richard J. Nelson to Donald P. Weinzapfel,
                  dated April 15, 1997.*
        5         Letter from Donald P. Weinzapfel to Richard J. Nelson,
                  dated April 15, 1997.*
        6         Letter from LaSalle/Kross Partners, L.P. to Carl E. Root,
                  dated April 21, 1997.*
        7         Letter from LaSalle/Kross Partners, L.P. to Carl E. Root,
                  dated April 21, 1997.*
        8         Letter from Carl E. Root to Peter T. Kross, dated April 28,
                  1997.*
        9         Letter from Richard J. Nelson to Donald P. Weinzapfel,
                  dated May 19, 1997.*
        10        Letter from Donald P. Weinzapfel to Ronald G. Hollander,
                  dated May 23, 1997.*
        11        Letter from Ronald G. Hollander to Richard J. Nelson, dated
                  May 28, 1997.*
        12        Letter from Richard J. Nelson to Donald P. Weinzapfel,
                  dated June 4, 1997.*
        13        Letter from Peter T. Kross to Carl E. Root, dated June 11,
                  1997.
        14        Letter from Richard J. Nelson to Donald P. Weinzapfel,
                  dated June 13, 1997.

   *Previously filed with the Securities and Exchange Commission as exhibits to the Schedule 13D, as amended.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.


   Date:     June 13, 1997


                            LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

                            By:       LaSALLE CAPITAL MANAGEMENT, INC.
                                      a General Partner

                            By:       /s/ Richard J. Nelson
                                      Richard J. Nelson, President


                            /s/ Richard J. Nelson
                            Richard J. Nelson


                            /s/ Peter T. Kross
                            Peter T. Kross


                            /s/ Terry G. Johnston
                            Terry G. Johnston